UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Ludus, LLC

Legal status of Issuer:

  Form:

  LLC

  Jurisdiction of Incorporation/Organization:

  Michigan

  Date of Organization:

  July 5, 2016

Physical Address of Issuer:

217 E 24th St. #140, Holland, Michigan 49423

Website of Issuer:

http://ludus.com

Current Number of Employees:

19

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$927,499	$827,034
Cash & Cash Equivalents	$919,805	$468,067
Accounts Receivable	$0	$0
Short-term Debt	$2,280	$339,844
Long-term Debt	$0	$0
Revenues/Sales	$2,827,425	$808,559
Cost of Goods Sold	$1,742,714	$305,699
Taxes Paid	$30,000	$17,000
Net Income	$760,058	$395,149

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 21, 2023

FORM C-AR

Ludus, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Ludus, LLC, a Michigan limited liability company ("**Ludus**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://ludus.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Ludus, LLC is a performing arts software company, formed in Michigan as a limited liability company on July 5, 2016.

The Company is located at 217 E 24th St. #140, Holland, Michigan 49423.

The Company's website is http://ludus.com.

The Company conducts business in the United States and sells products and services through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.com/ludus.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.

We are dependent on our managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Factors adversely affecting the event market could impact our results of operations.

We help organize, promote and sell tickets and registrations to a broad range of events. Our business is directly affected by the success of such events and our revenue is impacted by the number of events, types of events and ticket prices of events. Adverse trends in one or more event industries could adversely affect our business. A decline in attendance at or reduction in the number of events may have an adverse effect on our revenue and operating income.

The ongoing global COVID-19 pandemic and the preventative and protective actions that governments, other third parties or we have taken or may in the future take in respect of COVID-19, including government lockdowns and quarantine measures, have resulted, and will continue to result, in business disruption and reduced operations. Upon worsening COVID-19 infection rates in certain locations as a result of the delta and omicron variants, some national, regional and local governmental authorities have either re-imposed some or all of the earlier restrictions or imposed other restrictions, in an effort to prevent the spread of COVID-19. Further, negative public perception of the health risks from COVID-19, even in areas where local authorities have not re-imposed lockdown or quarantine measures, has caused and may continue to cause individuals to change their behaviors to reduce their risk of exposure to COVID-19, including by limiting their time gathering with others.

In late 2020 and early 2021, vaccines for combating COVID-19 were approved by health agencies and began to be administered. While a significant portion of the population has been vaccinated, vaccine availability is still limited, and vaccine uptake, including booster vaccination, has been limited. Further, the rate of "breakthrough" COVID-19 cases in fully or partially vaccinated individuals may affect consumer behavior and the live event market and adversely affect our business.

There is significant uncertainty regarding the extent and duration of the impact that the COVID-19 pandemic will have on our business. The extent to which COVID-19 impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the long-term health impact of COVID-19, the emergence or severity of new variants, the actions taken to contain outbreaks or mitigate the impact of COVID-19, whether on a national, regional or local level, the distribution, uptake and efficacy of vaccines, and changes in consumer behavior and the live event market in response to COVID-19, both during and after the acute stage of the COVID-19 pandemic. The full extent to which COVID-19 impacts our business, results of operations and financial condition cannot be predicted at this time and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

In addition, our business depends on discretionary consumer and corporate spending. During periods of economic slowdown and recession such as the worldwide recession triggered by the COVID-19 pandemic, as well as other periods of economic instability or uncertainty, consumers have historically reduced their discretionary spending. In addition, as a result of labor and materials shortages and supply chain delays exacerbated by COVID-19, many regions have experienced and are continuing to experience rising consumer prices. With the rise in prices of essential goods and services, consumers have historically reduced their discretionary spending. The impact of economic slowdowns and rising consumer prices on our business is difficult to predict, but they may result in reductions in ticket and registration sales and our ability to generate revenue. Many factors related to discretionary consumer and corporate spending, including employment, fuel prices, interest and tax rates and inflation, can adversely impact our results of operations.

In addition, the occurrence and threat of extraordinary events, such as public health concerns, epidemics and pandemics (including the COVID-19 pandemic), terrorist attacks, mass-casualty incidents, natural disasters or similar events. These concerns have led to numerous challenging operating factors. These challenges may impact the customer experience and lead to fewer events and as a result may harm our results of operations.

Any adverse condition, including those described above, that could lead to unsatisfied customers and require refunds or chargebacks or increase complexity and costs for customers and us, would harm our business, results of operations and financial condition.

If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business will suffer.

Our ability to attract and retain customers depends in large part on our ability to provide a user-friendly and effective platform, develop and improve our platform and introduce compelling new solutions and enhancements. Our industry is characterized by rapidly changing technology, new service and product introductions and changing demands of customer. We spend substantial time and resources understanding customers' needs and responding to them. Building new solutions is costly and complex, and the timetable for commercial release is difficult to predict and may vary from our historical experience. Customers may not be satisfied with our enhancements or perceive that the enhancements do not adequately meet their needs. The success of any new solution or enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with our platform, customer awareness and overall market acceptance and adoption. If we do not continue to maintain and improve our platform or develop successful new solutions and enhancements or improve existing ones, our business, results of operations and financial condition could be harmed.

Our software is complex, and we may in the future, discover previously undetected errors.

The software underlying our platform is complex and we in the future, detect previously undetected errors or vulnerabilities, some of which may only be discovered after the code has been used in a production environment to deliver products and services. Any real or perceived errors, failures, bugs or other vulnerabilities discovered in our platform could result in negative publicity and damage to our reputation, loss of customers, loss of or delay in market acceptance of our platform, loss of competitive position, loss of revenue or liability for damages, overpayments and/or underpayments, any of which could harm the confidence of customers on our platform, our business, results of operations and financial condition. In such an event, we may be required or may choose to expend additional resources in order to help correct the problem.

In addition, our platform relies on third party partners for the development tool chain, managed infrastructure, and platform services. These include disciplines like security, payment processing, cloud computing, data processing and storage, as well as various processes in our software development life cycle. There can be no assurance that the provisions in our agreements with our partners that attempt to limit our exposure to events like downtime, data breaches, and malicious actors would fully protect us from liabilities or damages. Such disruptions in our vendor supply chain would be time-consuming and costly, especially engineering, and result in delays in our product delivery and business strategy.

Any significant system interruption or delays could damage our reputation, result in a potential loss of customers and adversely impact our business.

Our ability to attract and retain customers depends on the reliable performance of our technology, including our websites, applications, information and related systems. System interruptions, slow-downs and a lack of integration and redundancy in our information systems and infrastructure may adversely affect our ability to operate our technology, handle sales, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations.

We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions.

Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates' and/or third-party systems we use, or deterioration in the performance of these systems and infrastructures, could impair our ability to provide services, fulfill orders and/or process transactions. We may experience in the future experience, occasional system interruptions caused by outages by our partners that made, or may make, some or all systems or data unavailable or prevented, or may prevent, us from efficiently providing services or fulfilling orders.

In addition, fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, natural disasters and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Climate change is expected to continue to cause adverse weather conditions, increased weather variability and natural disasters to become more frequent and less predictable. Any of these events could cause system interruptions, outages, delays and loss of critical data, and could prevent us from providing services, fulfilling orders and/or processing transactions.

In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to customers. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as the features of our platform become more complex and the usage of our platform increases. Any of the above circumstances or events may harm our reputation, cause customers to stop using our platform, impair our ability to increase revenue, impair our ability to grow our business, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

If we cannot reach and attract customers, our business will be harmed.

The ongoing global COVID-19 pandemic and the preventative and protective actions that governments, other third parties or we have taken or may in the future take in respect of COVID-19, including government lockdowns and quarantine measures, have resulted, and will continue to result, in a significant decrease in the number of in-person events ticketed by our platform. With this significant drop in in-person event inventory, it is difficult for us to reach and attract customers. The extent to which COVID-19 impacts our ability to reach and attract new customers will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the long-term health impacts of COVID-19, the emergence or severity of new variants, the actions taken to contain outbreaks or mitigate the impact of COVID-19, the distribution, uptake and efficacy of vaccines, and changes in consumer behavior and the live event market in response to COVID-19, both during and after the acute state of the COVID-19 pandemic. The full extent to which COVID-19 impacts our business, results of operations and financial condition cannot be predicted at this time and the impact of COVID-19 may persist for an extended period of time or become more pronounced.

Further, we need to continue to provide a compelling platform to reach and attract customers. Several factors may impact a customer's experience with our platform, including:

- our ability to provide an easy solution for customers to buy tickets or register for an event;
- outages or delays in our platform and other services;
- compatibility with other third-party services, and our ability to connect with other applications through our application programming interface (API);
- fraudulent or unsuccessful events that may result in a bad experience for customers; and
- breaches and other security incidents that could compromise the data of customers.

If customers become dissatisfied with their experiences on our platform or at an event, they may request refunds, provide negative reviews of our platform or decide not to attend future events on our platform, all of which would harm our business, results of operations and financial condition.

Our industry is highly fragmented. We compete against traditional solutions to event management and may face significant competition from both established and new companies. If we are not able to maintain or improve our competitive position, our business could suffer.

We operate in a market that is highly fragmented. We compete with a variety of competitors to secure new and retain existing customers, including traditional solutions to event management, local or specialized market competitors, products offered by large technology companies that have entered into or may enter the market, or other ticketing competitors. If we cannot successfully compete in the future with existing or potential competitors, our business, results of operations and financial condition will be harmed.

Some of our current and potential competitors have significantly more financial, technical, marketing and other resources, are able to devote greater resources to the development, promotion, sale and support of their services, have more extensive customer bases and broader customer relationships, have longer operating histories and greater name recognition than we do.

We may also compete with potential entrants into the market that currently do not offer the same services but could potentially leverage their networks in the market in which we operate. These competitors may be better able to undertake more extensive marketing campaigns, build products and features faster than we can and/or offer their solutions and services at a discount to ours. Furthermore, some of our competitors may customize their products to suit a specific event type, category or customer. If we are unable to compete with such alternatives, the demand for our solutions could decline.

Our payments system depends on third-party providers and is subject to risks that may harm our business.

We rely on third-party providers to support our payments system. As a complex, multi-vendor system with proprietary technology added, our payment system relies on banks and third-party payment processors, including payment facilitators. Any of our payment providers and vendors that do not operate well with our platform could adversely affect these payments services and, in turn, our business.

We must also continually integrate various payment methods, including new features such as "buy now, pay later" functionality provided by third-party platforms. To enhance our acceptance, we may in the future adopt, locally-preferred payment methods, which may increase our costs and also require us to understand and protect against unique fraud and other risks associated with these payment methods. In addition, payment card networks and payment processing partners could increase the fees they charge us for their services, including in connection with an atten's use of certain payment cards or other payment methods, which would increase our operating costs and reduce our margins. If we are unable to negotiate favorable economic terms with these partners, our business, results of operations and financial condition could be harmed.

Data loss or security breaches could harm our business, reputation, brand and results of operations.

Security breaches, computer malware and computer hacking attacks have become more prevalent across industries and may occur on our systems or those of our third-party service providers or partners. Despite the implementation of security measures, our internal computer systems and those of our third-party service providers and partners are vulnerable to damage from computer viruses, hacking and other means of unauthorized access, denial of service and other attacks, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, the prevalent use of mobile devices increases the risk of data security incidents. In addition, misplaced, stolen or compromised mobile devices used at events for ticket scanning, or otherwise, could lead to unauthorized access to the device and data stored on or accessible through such device.

In addition, our platform involves the storage and transmission of personal information of users of our platform in our facilities and on our equipment, networks and internal or third-party systems. Security breaches could expose us to litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation and potential liability. Additionally, outside parties may attempt to fraudulently induce customers to disclose sensitive information in order to gain access to customer data. We must continuously examine and modify our security controls and business policies to address the use of new devices and technologies, and the increasing focus by users and regulators on controlling and protecting user data. We may need to expend significant resources to protect against and remedy any potential security breaches and their consequences. Any security breach of our platform or systems, the systems or networks of our third-party service providers or partners, or any unauthorized access to information we or our providers and partners process or maintain, could harm our business, results of operations and financial condition.

If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed, we could lose customers or we could face lawsuits, regulatory investigations or other legal or regulatory proceedings and we could suffer financial exposure due to such events or in connection with regulatory fines, remediation efforts, investigation costs, changes or augmentation of our security measures and the expense of taking additional system protection measures.

The reputation and brand of our platform is important to our success, and if we are not able to maintain and enhance our brand, our results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our reputation and brand as a differentiated and category-defining ticketing company serving customers is critical to our relationship with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors that we control and some factors outside of our control. If we do not successfully maintain and enhance our brand and successfully differentiate our platform from competitive products and services, our business may not grow, we may not be able to compete effectively and we could lose customers or fail to attract potential customers, all of which would adversely affect our business, results of operations and financial condition.

However, there are also factors outside of our control, which could undermine our reputation and harm our brand. Negative perception of our platform may harm our business, including as a result of complaints or negative publicity about us; events being unsuccessful, either as a result of lack of attendance or customer experience not meeting expectations; responsiveness to issues or complaints and timing of refunds and/or reversal of payments on our platform; actual or perceived disruptions or defects in our platform; security incidents; or lack of awareness of our policies or changes to our policies that customers or others perceive as overly restrictive, unclear or inconsistent with our values.

If we are unable to maintain a reputable platform that provides valuable solutions and desirable events, then our ability to attract and retain customers could be impaired and our reputation, brand and business could be harmed.

Changes in Internet search engine algorithms and dynamics, search engine disintermediation, changes in marketplace rules or changes in privacy and consumer data access could have a negative impact on traffic for our sites or functionality of our product and ultimately, our business and results of operations.

We rely heavily on Internet search engines, such as Google, to generate traffic to our websites, principally through free or organic searches. Search engines frequently update and change the logic that determines the placement and display of results of a user's search, such that the purchased or algorithmic placement of links to our websites can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our websites to place lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our websites or those of our partners, our business, results of operations and financial condition would be harmed. Furthermore, our failure to successfully manage our search engine optimization could result in a substantial decrease in traffic to our websites, as well as increased costs if we were to replace free traffic with paid traffic, which may harm our business, results of operations and financial condition.

In addition, changes to third parties' privacy and consumer data access policies may in the future, negatively impact the functionality of our product. Third parties' changes may render our products less effective, obsolete or require us to divert engineering resources to retool our products rather than releasing new functionality. This may ultimately harm our business, results of operations and financial condition.

Customer acquisition and retention depend upon effective interoperation with operating systems, networks, protocols, devices, web browsers and standards that we do not control.

We make our platform available across a variety of operating systems and web browsers. We are dependent on the interoperability of our platform with popular devices, mobile operating systems and web browsers that we do not control, such as Android, iOS, Chrome and Firefox. In addition, we are dependent on protocols like email and push notification to communicate with our customers. Any changes, bugs or technical issues in such systems, devices, protocols or web browsers that degrade the functionality of our platform, make it difficult for customers to access or use our platform, impose fees related to our platform or give preferential treatment to competitive products or services could adversely affect usage of our platform. In the event that it is difficult for customers to access and use our platform, our business and results of operations could be harmed.

Our failure to successfully address the evolving market for transactions on mobile devices and to build mobile products could harm our business.

A significant and growing portion of customers access our platform through mobile devices. The number of people who access the Internet and purchase goods and services through mobile devices, including smartphones and handheld tablets or computers, has increased significantly in the past few years and is expected to continue to increase. If we are not able to provide customers with the experience and solutions they want on mobile devices, our business may be harmed.

While we have created mobile applications and versions of much of our web content, if these mobile applications and versions are not well received customers, our business may suffer. If we are unable to effectively anticipate and manage these risks, our business and results of operations may be harmed.

Our business is subject to a wide range of laws and regulations. Our failure to comply with those laws and regulations could harm our business.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. For example, our platform is subject to an increasingly strict set of legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing, fraud and other illicit activity. The interpretation of those requirements by judges, regulatory bodies and enforcement agencies is changing, often quickly and with little notice. Changes in laws and regulations could impose more stringent requirements on us to detect and prevent illegal and improper activity by customers, which can increase our operating costs and reduce our margins. For example, to date, in the United States, platforms like ours are immune from liability resulting from the improper or illegal actions facilitated by the platform, but initiated by its users, under Section 230 of the Communications Decency Act (CDA). If the CDA is amended in a manner that reduces protections for our platform, we will need to increase our content moderation operations, which may harm our results of operations.

Our business may be subject to sales tax and other indirect taxes in various jurisdictions.

The application of indirect taxes, such as sales and use tax, amusement tax, value-added tax, goods and services tax, business tax and gross receipts tax, to businesses like ours and to customers is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations and as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business.

One or more states, localities, the federal government may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate online commerce. For example, taxing authorities in the United States have identified e-commerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the Internet, and are considering related legislation. An increasing number of jurisdictions have enacted laws or are considering enacting laws requiring marketplaces to report user activity or collect and remit taxes on certain items sold on the marketplace. Imposition of an information reporting or tax collection requirement could decrease customer activity on our platform, which would harm our business. New legislation could require us or customers to incur substantial costs in order to comply, including costs associated with tax calculation, collection and remittance and audit requirements, which could make using our platform less attractive and could adversely affect our business and results of operations.

We face sales and use tax and value-added tax audits in certain states and it is possible that we could face additional sales and use tax and value-added tax audits in the future in additional jurisdictions and that our liability for these taxes could exceed our reserves as state tax authorities could assert that we are obligated to collect additional amounts as taxes from customers and remit those taxes to those authorities. We could also be subject to audits and assessments with respect to state and local jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales or other taxes could result in substantial tax liabilities for past sales, discourage customers from using our platform or otherwise harm our business and results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

Ludus is a performing arts software company trusted by 1,000+ organizations throughout the U.S., allowing them to sell tickets online and in-person, manage their marketing, and boost their fundraising efforts.

Business Plan

Ludus is a performing arts software company trusted by 1,000+ organizations throughout the U.S., allowing them to sell tickets online and in-person, manage their marketing, and boost their fundraising efforts.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ludus	Web-based ticketing, marketing, patron management/CRM, and fundraising tools.	K-12 schools, universities/colleges, performing arts centers, community theaters, playhouses, and non-profits.

Competition

Our main competitors include BookTix, ShowTix4U, ThunderTix, SeatYourself, and ArtsPeople. These competitors are primarily focused on online ticketing while the market has shifted to a broader need. These needs include marketing, patron management/CRM, and fundraising. This is what separates Ludus from the aforementioned companies: we have put a focus on being a software company that provides multiple solutions versus just being a ticketing company. Competitors have also been around much longer than Ludus and are focused on maintaining market share (happy with the little share that they own), while we are focused on building a product/team that will dominate the market. Overall, these competitors have a very old feel to them in terms of UX and design as a whole.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Today our customer base is mostly comprised of K-12 schools (90%). We have recently penetrated the university/college market (5%) and performing arts centers/community theatres (5%) within the market, opening up many new opportunities and even further room for growth.

Supply Chain

Ludus is not a manufacturing company so we do not have a supply chain in its purest form, but we use Stripe as our payment processor and are a certified partner. DigitalOcean is used as the cloud infrastructure provider. CloudFlare is used for security and DNS management.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

<h2 style="text-align:center">DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS</h2>

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Zachary Collins	Co-Founder and CEO	Ludus – 2016-Present: Sets vision and goals for company. Maintains product roadmap. Helps each individual team set their goals. Maintains communication with partners. Green lights PR and marketing communications to ensure communication is consistent. Attends major and/or partnership conferences. People management (hiring, role assignments, evaluations, etc.). Growth ideation	BBA Business - Grand Valley State University - 2017
Kevin Schneider	Co-Founder and President	Ludus – 2019- Present: Leads Customer Acquisition Team. Day-to-day operations. Communication with vendors. Ensure team members are carrying out their tasks. General housekeeping, keeping the office running. Attends major and/or partnership conferences. People management (hiring, role assignments, evaluations, etc.). Growth ideation	BA English Education and MFA Theatre - Michigan State University - 1987

Biographical Information

Zachary Collins has been the CEO of Ludus since the company was formed on July 5th 2016.

Kevin Schneider joined Ludus full time January 1st 2019 but has been involved in the company since it was formed. Kevin was a teacher and theater director at Holland Public Schools for 32 years previous to joining Ludus full time. He has served as our President since joining.

Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sasa Kukic	Vice President of Finance & Strategy	Ludus: 2021-Present: Finds new opportunities and partnerships to grow company. Manages financial tasks. Maintains budget and financial projections. Signs contracts with customers, helping with any redlining and edits. Maintains legal compliance. Growth ideation. Market and competitive analysis; Haworth, Inc. 2016-2021: Integration of newly acquired businesses, financial reporting, new product launches, SG&A restructuring, auditing of international entities.	BBA Finance - Grand Valley State University - 2015

Biographical Information

Sasa Kukic joined Ludus full time July 1st 2021. Previous to that he spent 5 years at Haworth, Inc. in various finance positions. Sasa was the Director of Business Development from July 1 2021 until February 14 of 2022 and then took over as the Vice President of Finance & Strategy.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**CAPITALIZATION, DEBT AND OWNERSHIP**

Capitalization

The Company is authorized to issue membership interests ("**Membership Interests**").

Outstanding Membership Interests

As of the date of this Form C-AR, the Company's outstanding interests consist of:

Type	Membership Interests
Amount Outstanding	100%
Voting Rights	Members will vote in accordance with their Sharing Ratios
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	98.87%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following securities outstanding.

Type	Crowd SAFE
Face Value	$226,866
Voting Rights	None
Material Terms	Valuation Cap: $20,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.13%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Credit Cards
Creditor	Bank of America
Amount Outstanding	$18,506.18
Interest Rate and Amortization Schedule	19.24%
Description of Collateral	None
Other Material Terms	Paid off monthly
Maturity Date	Expires July 2026

Type	Rent
Creditor	GR Developments, LLC
Amount Outstanding	N/A
Interest Rate and Amortization Schedule	$2,500 per month
Description of Collateral	N/A
Other Material Terms	3 renewal options for 4-year terms
Maturity Date	January 1, 2027
Date Entered Into	November 28, 2018

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Zachary Collins	Membership Interests	72%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,435,981	$765,321	$0

Operations

Ludus, LLC (the "**Company**") was formed on July 5, 2016 under the laws of the State of Michigan, and is headquartered in Holland, Michigan.

Liquidity and Capital Resources

On January 22, 2023, the Company closed an offering pursuant to Regulation CF and raised $226,866.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$80,000	10% of the Company's membership interests	General Corporate	January 31, 2021	Section 4(a)(2)
Crowd SAFE	$226,866	$226,866 face value of the Crowd SAFEs	General Corporate	January 22, 2023	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In 2020, the company was loaned $60,000 from its founders. The loan was used for cash flow purposes during 2020 as the company's revenue was greatly affected by Covid-19. The loan was a noninterest bearing promissory note with a maturity date of December 31, 2022. The loan was repaid in full in 2021 and the total amount of loans outstanding as of December 31, 2021 was $0.
- On January 31, 2021, Sasa Kukic and the Company entered into a Capital Contribution Agreement, in which Sasa Kukic contributed $36,000 for 4.5% membership interest in the Company.
- On January 31, 2021, Dejan Kukic and the Company entered into a Capital Contribution Agreement, in which Dejan Kukic contributed $24,000 for 3% membership interest in the Company.
- On January 31, 2021, DusanKukic and the Company entered into a Capital Contribution Agreement, in which Dusan Kukic contributed $20,000 for 2.5% membership interest in the Company.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Zachary Collins
(Signature)

Zachary Collins
(Name)

Chief Executive Officer
(Title)

I, Zachary Collins, the Chief Executive Officer of Ludus, LLC, certify that the financial statements of Ludus, LLC included in this Form are true and complete in all material respects.

/s/ Zachary Collins
(Signature)

Zachary Collins
(Name)

Chief Executive Officer

April 21, 2023
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Zachary Collins
(Signature)

Zachary Collins
(Name)

Manager
(Title)

April 21, 2023
(Date)

/s/ Kevin Schneider
(Signature)

Kevin Schneider
_____
(Name)

Manager
_____
(Title)

April 21, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Ludus, LLC

Financial Statements

For the Year Ended December 31, 2022

Prepared by:

Aukema & Company, PC

Certified Public Accountants

Accountants' Compilation Letter

Financial Statements:

Supplemental Information

Aukema & Company, P.C.
295 120th Ave
Holland, MI 49424-2153
616-494-0342

To Management:

Ludus, LLC
217 E 24th St. #140
Holland, MI 49423

We have compiled the accompanying balance sheet of Ludus, LLC as of December 31, 2022, and the related statements of income, and retained earnings for the year then ended. We have not audited or reviewed the accompanying financials statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

The supplementary information contained in following schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information has been compiled from information that is the representation of management. We have not audited or reviewed the supplementary information and, accordingly, do not express an opinion or provide any assurance on such supplementary information.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Aukema & Company, P.C.

February 20, 2023

Ludus, LLC
Balance Sheet
As of December 31, 2022

Assets

Current Assets

Cash	$	919,805		
Investment account		586		
Total Current Assets			$	920,391

Property and Equipment

Office equipment	17,778	
Furniture and Fixtures	8,542	
	26,320	
Less Accumulated Depreciation	(19,212)	
Net Property and Equipment	$	7,108

Non Current Assets

Total Non Current Assets		
Total Assets	$	927,499

Ludus, LLC
Balance Sheet
As of December 31, 2022

Liabilities and Stockholders' Equity

Current Liabilities

Credit card loan	$	2,280	
Total Current Liabilities		$	2,280
Long-Term Liabilities			
Total Liabilities		$	2,280
Stockholders' Equity			
Retained Earnings		925,219	
Total Stockholders' Equity		$	925,219
Total Liabilities and Stockholders' Equity		$	927,499

Ludus, LLC
Statement of Retained Earnings

	Year to Date December 31, 2022
Balance - January 1	$ 428,561
Net Income	$ 760,058
S-Corp Dividends	$ (100,000)
S-Corp Tax Dividends	$ (243,400)
Retained Earnings	$ 845,219

Ludus, LLC
Statement of Income
For the Year Ended December 31, 2022

	Period Ended December 31, 2022		Year Ended December 31, 2021	
Sales				
Sales	$ 2,927,791	103.55 %	$ 830,769	102.75 %
Less Returns and Allowances	(100,366)	(3.55)%	(22,210)	(2.75)%
Total Sales	2,827,425	100.00 %	808,559	100.00 %
Cost of Goods Sold				
Materials	972,161	34.38 %	52,218	6.46 %
Contracted Services	20,187	0.71 %	9,437	1.17 %
Labor	542,232	19.18 %	172,508	21.34 %
Overhead Expenses	208,134	7.36 %	71,536	8.85 %
Total Cost of Goods Sold	1,742,714	61.64 %	305,699	37.81 %
Gross Profit	1,084,711	38.36 %	502,860	62.19 %
Operating Expenses				
Advertising	56,978	2.02 %	17,436	2.16 %
Computer expenses	22,654	0.80 %	27,937	3.46 %
Dues & subscriptions	15,000	0.53 %	15,100	1.87 %
Telephone & internet	1,480	0.05 %	2,514	0.31 %
License & fees	0	0.00 %	85	0.01 %
Trade shows	44,396	1.57 %	9,420	1.17 %
Office supplies	8,097	0.29 %	8,961	1.11 %
Employee benefits	10,880	0.38 %	7,027	0.87 %
Professional fees	54,391	1.92 %	32,043	3.96 %
Bank charges	1,298	0.05 %	6,039	0.75 %
Meals & entertainment	6,711	0.24 %	3,397	0.42 %
Travel	34,052	1.20 %	4,013	0.50 %
Donations	6,000	0.21 %	0	0.00 %
Miscellaneous	0	0.00 %	750	0.09 %
State Income Tax	30,000	1.06 %	17,000	2.10 %
Total Operating Expenses	291,937	10.33 %	151,722	18.76 %
Operating Income (Loss)	792,774	28.04 %	351,138	43.43 %
Other Income (Expenses)				
Investment income	(32,997)	(1.17)%	21,370	2.64 %
Other income	0	0.00 %	22,575	2.79 %
Interest income	281	0.01 %	66	0.01 %
Total Other Income (Expenses)	(32,716)	(1.16)%	44,011	5.44 %
Net Income (Loss)	$ 760,058	26.88 %	$ 395,149	48.87 %

Ludus, LLC
Statement of Income
For the Year Ended December 31, 2022

		Period Ended December 31, 2022			Year Ended December 31, 2021	
Materials						
Materials	$	972,161	34.38 %	$	52,218	6.46 %
Total Materials	$	972,161	34.38 %	$	52,218	6.46 %
Contracted Services						
Contract services	$	20,187	0.71 %	$	9,437	1.17 %
Total Contracted Services	$	20,187	0.71 %	$	9,437	1.17 %
Direct Labor						
Direct labor	$	329,732	11.66 %	$	22,873	2.83 %
Officer wages		212,500	7.52 %		149,635	18.51 %
Total Direct Labor	$	542,232	19.18 %	$	172,508	21.34 %
Overhead Expenses						
Freight	$	13,546	0.48 %	$	2,402	0.30 %
Payroll taxes		84,950	3.00 %		21,165	2.62 %
Supplies		23,514	0.83 %		1,745	0.22 %
Automobile expenses		288	0.01 %		6	0.00 %
Repairs & maintenance		3,050	0.11 %		2,156	0.27 %
Depreciation		5,264	0.19 %		5,264	0.65 %
Utilities		1,776	0.06 %		965	0.12 %
General insurance		30,527	1.08 %		3,596	0.44 %
Rent - building		45,219	1.60 %		34,237	4.23 %
Total Overhead Expenses	$	208,134	7.36 %	$	71,536	8.85 %